May 19, 2008

Mail Stop 6010

Yongxing Song
Chief Executive Officer
China Power Equipment, Inc.
Yasen Industry Center, 4th Floor
No. 15 Gao Xin 6th Road
Hi-Tech Industrial Development Zone
Xi'an, Shaanxi, China 710075

> **Re:** **China Power Equipment, Inc.**
> **Amendment No. 2 to Form SB-2 on Form S-1**
> **Filed April 30, 2008**
> **File No. 333-147349**

Dear Mr. Song:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that there are numerous disclosure inconsistencies and errors throughout this filing, some of which are referenced in these comments. Prior to submitting an amendment, ensure that your disclosure is accurate, current, and consistent, in view of your responsibilities under the federal securities laws.

Prospectus Cover Page

2.   In the second paragraph, delete the language "or listed for trading or quoted on any other public market." Selling shareholders must sell at a fixed price until an actual trading market develops, either by quotation on the OTCBB or another securities exchange. Quotation on the Pink Sheets, for example, is not sufficient to develop an active trading market.

3.   We note your response to prior comment 1. Please provide us with the basis for your statement that 726,183 shares is equal to 33.33% of the number of shares held by non-affiliates.

Business Overview, page 3

4.   Explain that your reason for creating China Power Equipment, Inc., and entering into the management entrustment agreement is to attempt to seek listing for your shares on the OTCBB.

5.   In the first paragraph where you describe the management entrustment agreement, expand to disclose in a new subparagraph (4) An Sen's assumption of all operation risks and losses, its obligation to pay debt if Zhongxi's cash is insufficient to do so, and its liability to make up deficiencies if net assets are less than registered capital as a result of any losses.

6.   Reconcile your disclosure regarding An Sen's control over Zhongxi with the fact that An Sen will be paid an "entrustment fee," calculated by Zhongxi monthly by deducting "necessary expenses" from Zhongxi's "total profit." Explain how this provision works and what constitutes "necessary expenses." It appears that under this provision, Zhongxi (or Alloy Science) maintains significant control. Also discuss what the experience has been to date since entry into the management entrustment agreement with regard to this provision and how much An Sen has been paid in fees.

7.   We note your response to prior comment 4, including your statement that PRC counsel has advised you that the management entrustment agreement is enforceable under PRC law. Please expand the disclosure to identify PRC counsel, state counsel's opinion on this issue, and file counsel's consent as an exhibit.

8.   We reissue comment 5. If An Sen does not have the right to dispose of shares of Zhongxi, it does not have "all of the rights of the shareholders of Zhongxi." Also, with regard to your response, the nominal shareholders are not parties to the

management entrustment agreement. File the agreement they entered into in which they agreed not to transfer any of their shares to third parties.

9.   We note the reference in paragraph 1.7 of the management entrustment agreement to a "shares transfer to Xi'An Amorphous Alloy Science & Technology Co., Ltd." Provide more details regarding this transfer.

10.   We note your disclosure regarding sales revenues for the fiscal year ended December 31, 2006 in the fourth paragraph on page 3. Please revise your disclosure to address revenues from a more recent financial period. Please update disclosure throughout the filing so it is current.

We do not have any equity ownership interest…, page 7

11.   In a risk factor under a separate caption, include the last sentence regarding the effects of breach of the management entrustment agreement. Also disclose that An Sen has assumed all business risks and obligations and whether An Sen's future inability to satisfy those obligations would constitute a breach and possible termination of the agreement.

The Fluctuation of the Renminbi may harm your investment, page 11

12.   Please update your disclosure regarding the rate of appreciation of the Renminbi against the U.S. dollar.

Selling Stockholders, page 14

13.   Please reconcile your disclosure here and elsewhere throughout the filing stating that you are registering common shares underlying preferred shares with disclosure in other sections, including pages 1 and 6, stating that you are registering common stock for resale upon exercise of warrants and that no shares of common stock underlying the preferred shares are being registered. Similarly, please revise your statement on page 14 that all of the warrants acquired in the referenced private placements are being registered.

14.   Correct the footnotes to the table.

The Warrants, page 17

15.   Please tell us where the warrant exercise terms and price are described in your exhibits. Describe in the filing what adjustments can be made to the exercise price.

Use of Proceeds, page 18

16.   Please revise to state that you would receive $726,183 if warrants for all of the common shares registered in this offering were exercised. Also disclose the likelihood of warrants being exercised since the initial selling price is so much lower than the warrant exercise price.

Other Income, page 26

17.   We note that you recognized income during the year related to collection of accounts receivable previously written off, rental income and trading steel products. Please describe the nature of these transactions and tell us why these amounts are appropriately reflected as non-operating income, citing any authoritative literature upon which you are relying. Revise your presentation as necessary.

Corporate History, page 29

18.   We note that you have revised your disclosure to indicate that Xi'an Zhongxi Zengliu Dianlu Transformer Factory, Ltd. owned 6.25% of Zhongxi prior to transferring those shares to Zhejiang Lvneng Electric Co., Ltd. on July 11, 2007. Please tell us why your previous registration statements stated that Zhejiang Lvneng Electric Co., Ltd. had owned the Zhongxi shares since 2004 and had consented to the Management Entrustment Agreement in November 2006. Please disclose the terms of the July 11, 2007 share transfer and discuss any affiliations between the parties to this transfer. Please also confirm whether Xi'an Zhongxi Rectifying Electric Cooker Transformer Factory, which is referenced in Exhibit 10.4, is the same entity as Xi'an Zhongxi Zengliu Dianlu Transformer Factory, Ltd.

19.   Please revise your disclosure in the first paragraph on page 29 which indicates that Xi'an Zhongxi Zengliu Dianlu Transformer Factory, Ltd. still owns 6.25% of Zhongxi.

20.   Please file any agreements supporting your statements on pages 4 and 29 that An Sen now controls Zhejiang Lvneng Electric Co.'s 6.25% interest in Zhongxi and that there are restrictions on the transfer of this interest.

21.   Explain in further detail how An Sen has "the right to manage and control Zhongxi," in light of your response to comment 14 the Zhongxi can enter into contracts independent of An Sen. We also note paragraph 1.4 3) of the management entrustment agreement.

Yongxing Song
China Power Equipment, Inc.
May 19, 2008
Page 5

Marketing Strategy of Zhongxi, page 33

22.   Please expand your disclosure on page 34 to address your reasons for entering the
      November 11, 2007 manufacturing joint venture. Please disclose the corporate
      form of the venture and indicate whether any of your officers and/or directors will
      serve as officers and/or directors of the venture. Please also discuss the business
      plan for the venture.

Directors and Executive Officers, page 37

23.   We note your disclosure on page 5 that Yongxing Song is Acting CEO and
      President of Alloy Science. Please disclose this information in your description
      of Mr. Song on page 37.

24.   Please reconcile your disclosure that Mr. Xu was appointed as your chief engineer
      in July 2004 with your disclosure on page 3 that you were incorporated in May
      2006.

25.   Exhibit 10.15 indicates that Mr. Zhang has been employed by Zhongxi since at
      least May 1, 2007. Please revise your disclosure accordingly.

Certain Relationships and Related Party Transactions, page 38

26.   Please revise to disclose the relationship or affiliation of each related party with
      the registrant. Please refer to Item 404(a)(1).

27.   Please disclose your joint venture agreement with Zhejing Lvneng Electric Co.

28.   We reissue comment 24. See Note 11 to the financial statements.

Financial Statements, page F-1

29.   Please update your financial statements in accordance with Rule 8-08 of
      Regulation S-X.

Consolidated Statements of Cash Flows, page F-5

30.   We note that your investee made a direct distribution to one of your shareholders
      of $87,959. Please revise your footnotes to describe the facts and circumstances
      regarding this transaction. Additionally, please tell us why this amount was not
      reflected as a capital distribution on your statement of stockholders' equity.

Yongxing Song
China Power Equipment, Inc.
May 19, 2008
Page 6

Note 2 - Summary Of Significant Accounting Policies, Page F-6

Revenue Recognition, page F-8

31.   We note from your response to prior comment 31 that your customers are granted
        extended payment terms which allow for the deferral of a portion of the contract
        price for up to one year after contract delivery. Please revise this note to describe
        all material contract terms of your revenue generating agreements, including any
        extended payment provisions. Additionally disclose your revenue recognition
        policy with respect to sales that allow customers to defer payments.

Note 5 – Investment, page F-10

32.   Please refer to prior comment 28. Please address the following:

        • We note from your response that your original 20% investment in Yin An
          Amorphous Alloy Transformer was made at discount of RMB410,000. Please
          tell us how you accounted for this discount. Refer to paragraph 20(a)(3) of
          APB 18.

        • Revise to disclose any dividends received from your equity method
          investment.

        • We note in your response the disclosure of sales, gross profit, and operating
          profit. Please revise to disclose this information in your footnotes.

Note 10 – Statutory Surplus Reserve and Statutory Common Welfare Fund, page F-14

33.   We note your response to prior comment 29. Please revise this note to disclose
        the amount of consolidated retained earnings which represent undistributed
        earnings of your equity method investment, Yin An Amorphous Alloy
        Transformer Co., Ltd. Refer to Rule 4-08(e)(2) of Regulation S-X.

Exhibit 5.1

34.   Please revise to state that the opinion covers applicable Maryland case law, in
        addition to the Maryland General Corporation Law.

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover

letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Eric Atallah at (202) 551-3663 or Lynn Dicker at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3805 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via fax):   Darren Ofsink, Esq.